April 29, 2006

O2Micro International Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 457)

Notice of Annual General Meeting of Shareholders
To Be Held on June 15, 2006

To the Shareholders of O2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O2Micro International Limited (the "Company") on Thursday, June 15, 2006 (the "Annual General Meeting"), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time. A Notice of the Annual General Meeting, a Proxy (or a Voting Instruction Card if you are a holder of American Depositary Shares (“ADSs”)) and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of the business on Thursday, April 27, 2006 (the "Record Date"), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held. Holders of ADSs as of the Record Date shall be entitled to instruct The Bank of New York, as depositary for the Company’s ADS program, how to vote the Ordinary Shares underlying such Holder’s ADSs, subject to and in accordance with the provisions of the deposit agreement which governs the Company’s ADS program. A summary of those provisions is included in the attached Proxy Statement.

A record of the Company's activities for the fiscal year ended December 31, 2005 is included in our annual report to the Shareholders enclosed with this letter (the “Report to Shareholders”) and will be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission (the “Form 20-F”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Report to Shareholders and Form 20-F, when available, including the financial statements and auditors’ report filed therewith. The Form 20-F will also be available to be read and copied at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549, and will also available to the public from the SEC's website at http://www.sec.gov. Copies of the Report to Shareholders will be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy or ADS Voting Instruction Card, as applicable, promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy will not be used.

Sincerely,

Sterling Du
Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 457)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 15, 2006

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

Executive Directors Sterling Du Chuan Chiung “Perry” Kuo James Elvin Keim	Independent Non-Executive Directors Michael Austin Geok Ling Goh Lawrence Lai-Fu Lin Keisuke Yawata Xiaolang Yan

To the Holders of Ordinary Shares and American Depositary Shares:

The Annual General Meeting of Shareholders of O2Micro International Limited (the "Company"), a Cayman Islands company, will be held on Thursday, June 15, 2006, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1

That each of James Elvin Keim and Lawrence Lai-Fu Lin be elected as Class II Directors to hold office until the Annual General Meeting of Shareholders to be held in 2009 and until their respective successors are elected and duly qualified, or until such director's earlier resignation or removal.

PROPOSAL NO. 2

That the Company renew the general mandate (the “Sale Mandate”) to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

(i) 20% of the total nominal amount of the share capital of the Company in issue and to be issued; and
(ii) the total amount of the share capital of the Company repurchased by us (if any) pursuant to the repurchase mandate (described in Proposal No. 3 below) following the grant of the Sale Mandate;

with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

PROPOSAL NO. 3

That the Company renew the general mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

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PROPOSAL NO. 4

That the Company's financial statements and the auditors' report for the fiscal year ended December 31, 2005 be approved and adopted.

PROPOSAL NO. 5

That the appointment of Deloitte & Touche as independent auditors for the fiscal year of 2006 be approved and ratified.

The Board of Directors has fixed the close of business on Thursday, April 27, 2006 as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares or American Depositary Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy (or the enclosed Voting Instruction Card if you hold American Depositary Shares) in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du
Chief Executive Officer and Chairman of the Board

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O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement, as well as the accompanying Proxy, if you hold Ordinary Shares, or Voting Instruction Card, if you hold American Depositary Shares (“ADSs”), are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of O2Micro International Limited (the "Company") for the 2006 Annual General Meeting of the Company. The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which is not part of this Proxy Statement, will be filed separately with the Securities and Exchange Commission.

Voting By Registered Holders Of Ordinary Shares

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote "for" or "against" each item or "abstain" from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy to the Company’s branch share registrar at 46/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Annual General Meeting. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on Thursday, April 27, 2006, is entitled on a poll to one vote for each Ordinary Share so held at the Annual General Meeting, which includes The Bank of New York which is the registered holder of all Ordinary Shares deposited into the Company’s ADS program. See “-- Voting by Holders of ADSs” below. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as "Record Shares". The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any Shareholder present in person or by proxy. On a show of hands, every holder of a Record Share who is present at the Annual General Meeting in person or by proxy is entitled to one vote. On a poll, every holder of a Record Share present in person or by proxy is entitled to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and for this purpose seniority shall be determined by the order in which the names stand on the register of the members.

Voting by Holders of ADSs

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Proxy Statement, the accompanying Notice of Annual General Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York may vote those shares at the Annual General Meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Annual General Meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York from a holder of ADSs by June 5, 2006 at 5:00 p.m., New York time (the "ADS Voting Deadline"), The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the Annual General Meeting to vote in favor of each proposal recommended by the Company's Board of Directors and against each proposal opposed by the Company's Board of Directors. Holders of ADSs can only change their instructions to The Bank of New York by providing a new ADS Voting Instruction Card to The Bank of New York prior to the ADS Voting Deadline. ADS holders cannot vote or change the instructions previously delivered to The Bank of New York in an ADS Voting Instruction Card by attending the Annual General Meeting in person.

Other Shareholder Matters

Your attention is also drawn to Articles 90 and 91 of the Articles of Association of the Company in relation to the requirements applicable to any Shareholder who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For business to be properly brought before an annual general meeting by a Shareholder, a Shareholder notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year's annual general meeting. Such notice to the Secretary must set forth as to each matter the Shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Shareholder, and (iv) any material interest of the Shareholder in such business. In the case of nominations of persons for election to the Board of Directors of the Company, the notice must set forth, in addition, (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Shareholder giving the notice, (i) the name and record address of the Shareholder, and (ii) the number of Ordinary Shares which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures. The foregoing requirements shall apply mutatis mutandis to holders of ADSs which wish to submit proposals for consideration at a general meeting.

Under Article 84 of the Articles of Association of the Company, a Shareholder is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Shareholder normally is entitled to cast) if the candidates' names have been placed in nomination prior to commencement of the voting and the Shareholder has given notice prior to commencement of the voting of the Shareholder's intention to cumulate votes. If any Shareholder has given such notice, then every Shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Shareholder's shares are normally entitled to or (ii) by distributing the Shareholder's votes on the same principle among any or all of the candidates, as the Shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected, votes against any candidate and votes withheld shall have no legal effect. Each holder of ADSs may instruct The Bank of New York to vote the Ordinary Shares underlying its ADSs on a cumulative basis as described above.

BOARD OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications, (2) review of the Company’s annual and interim financial statements, earning releases and accounting practices and procedures; and (3) review of the Company’s system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company's directors, Keisuke Yawata, Geok Ling Goh and Lawrence Lai-Fu Lin. Mr. Lin is seeking reelection as a Class II Director at this 2006 Annual General Meeting.

The Compensation Committee (i) reviews and approves goals and objectives relating to compensation of the Company's chief executive officer and other officers, (ii) makes recommendations to the Board of Directors regarding long-term incentive compensation and equity plans and executive compensation plans and (iii) administers the Company’s incentive-compensation plans and equity based-plans as in effect and as adopted from time to time by the Board, provided that the Board retains the authority to interpret such plans. The Compensation Committee is currently comprised of two of the Company's directors, Lawrence Lai-Fu Lin and Michael Austin. Mr. Lin is seeking reelection as a Class II Director at this 2006 Annual General Meeting.

In addition, the independent directors of the Board of Directors perform the functions of a nominating committee to suggest and screen candidates for the position of Board director. The Board of Directors has adopted a resolution addressing the nominating process and adopted procedures for identifying and evaluating candidates for the position of Board director.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is directly responsible for the oversight of the Company's accounting and financial reporting processes and audits of the financial statements of the Company. It is also responsible for the review of the Company's internal system of controls. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2005 with the management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under general accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors' independence from management and the Company.

The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held five meetings in 2005.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements for the year ended December 31, 2005 be included in the Report to Shareholders and the Form 20-F for filing with the Securities and Exchange Commission. The Audit Committee recommended, subject to shareholder approval, the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2006.

Keisuke Yawata, Audit Committee Chair
Geok Ling Goh, Audit Committee Member
Lawrence Lai-Fu Lin, Audit Committee Member

April 27, 2006

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Article 111 of the Company's Articles of Association provides that, at the Company’s first annual general meeting after becoming eligible to have a classified board, the Board of Directors will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2006 Annual General Meeting, two (2) existing Class II Directors, James Elvin Keim and Lawrence Lai-Fu Lin, are proposed to be elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2009 and until their respective successors are elected and duly qualified, or until such director's earlier resignation or removal. A brief summary of each nominee's principal occupation, business affiliations and other information follows.

James Elvin Keim has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as the Company’s chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a bachelor of science degree in engineering from Iowa State University, a master of science degree in electrical engineering and a master of business administration degree from the University of Illinois.

Lawrence Lai-Fu Lin has served as a Class II Director and member of the audit committee since June 2003. Mr. Lin is now the chairman of the compensation committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a Taiwan company, Tex Year Industries Inc. He graduated from Taipei Vocational Commercial School in 1969.

THE BOARD OF DIRECTOR RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF JAMES ELVIN KEIM AND LAWRENCE LAI-FU LIN AS THE CLASS II DIRECTORS TO SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2009 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR'S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SUCH NOMINEES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “-- VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 2: RENEWAL OF SALE MANDATE

    The Ordinary Shares were listed on the Hong Kong Stock Exchange (“HKSE”) on March 2, 2006. The HKSE listing rules require shareholder approval before any listed company may allot, issue or deal with its own shares listed on the HKSE, except for issuances pursuant to equity compensation and similar plans, the exercise of subscription rights attaching to warrants of the Company, and scrip dividends or similar arrangements. This effectively means that listed companies cannot issue any new shares of the same class which is listed on the HKSE, other than pursuant to the limited exceptions listed above, without shareholders approving each such issuance, unless shareholders have approved a sale mandate as described below prior to listing.

The Board of Directors believes that the foregoing rule is too restrictive and may interfere with the Company’s normal business operations. In particular, the Board may determine to issue new shares from time to time in a variety of contexts, including, for example, for the payment of outside consultants or as consideration in the acquisition of another business. These issuances may be too small to warrant the expense of calling a shareholders' meeting and obtaining consent, and may also be too time-sensitive to allow the holding of a meeting. Moreover, the HKSE listing rules are more restrictive than the other provisions which are currently applicable to the Company. The Company’s Articles of Association authorize the Board of Directors to issue shares at such times and on such other terms as the Board thinks proper without obtaining shareholder approval. In addition, the applicable Nasdaq rules only require shareholder approval in connection with, among other things, a change of control, share issuances of a minimum specified size to related parties or non-public sales of shares exceeding 20% of the Company’s total voting power or total shares outstanding.

Accordingly, rather than seeking shareholder approval for each specific transaction which may arise following a listing on the HKSE, the Board is asking shareholders to renew the “Sale Mandate” as described below, which was approved by shareholders at an extraordinary general meeting of shareholders held on November 14, 2005 and which will expire on the conclusion of this 2006 annual general meeting, unless renewed by the shareholders at this meeting. The “Sale Mandate” would, in accordance with the HKSE listing rules, authorize the Company to allot, issue and deal from time to time with such number of unissued Ordinary Shares not exceeding the sum of:

1.     20% of the total nominal amount of the share capital of the Company in issue and to be issued; and

2.     the total amount of the share capital of the Company repurchased by the Company (if any) pursuant to the Repurchase Mandate (described in Proposal 3 below) following the grant of the Sale Mandate.

Pursuant to the HKSE listing rules, this Sale Mandate will expire at the earlier of:

1.     the conclusion of the Company’s next annual general meeting of shareholders (unless the Sale Mandate is renewed at that meeting);

2.     the expiry of the period within which the Company is required by law or its Articles of Association to hold its next annual general meeting of shareholders; or

3.     the variation or revocation of the Sale Mandate by an ordinary resolution of the Company’s shareholders in a general meeting.

The Board believes that such a mandate is customary for many HKSE-listed companies and, as discussed above, would provide necessary flexibility to conduct the Company’s normal business activities.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RENEWAL OF THE SALE MANDATE. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE SALE MANDATE. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “-- VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 3: RENEWAL OF REPURCHASE MANDATE

    Similar to the issuance of new securities, the repurchase of securities traded on the HKSE by listed companies is subject to prior approval by shareholders, either on a transaction-by-transaction basis or by way of a general mandate from shareholders. Cayman Islands law also requires shareholder approval for share repurchases where the articles do not provide for the manner of repurchase. For the reasons set forth in Proposal 2 above regarding the Sale Mandate, the Board of Directors has determined that it is appropriate to obtain a general mandate from shareholders for repurchases which may occur from time to time, in accordance with the HKSE listing rules. Such a Repurchase Mandate was approved by the Company’s shareholders at an extraordinary general meeting of shareholders held on November 14, 2005.

The Repurchase Mandate will be subject to the following limitations and conditions:

1.     The Company will be able to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

2.     Under the HKSE listing rules, a company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the HKSE. In addition, a company shall not repurchase its shares on the HKSE if the purchase price is higher than 5% or more than the average closing market price for the five preceding trading days on which the shares in the company were traded on the HKSE. A company is also prohibited from making securities repurchases on the HKSE if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the HKSE, which is currently 25% in the case of the Company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the HKSE such information with respect to purchases made on behalf of the company as the HKSE may request.

3.     Under the HKSE listing rules, any securities repurchase program is required to be suspended after a price sensitive development has occurred or has been the subject of directors' decision until the price-sensitive information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting (as such date is first notified to the HKSE in accordance with the listing rules) for the approval of the company's results for any year, half-year, quarterly or any other interim period (whether or not required under the HKSE listing rules) and (ii) the deadline for the company to publish an announcement of its results for any year or half-year under the listing rules, or quarterly or any other interim period (whether or not required under the listing rules), and ending on the date of the results announcement, a company may not purchase its securities on the HKSE unless the circumstances are exceptional. In addition, the HKSE may prohibit repurchases of securities on the HKSE if a company has breached the listing rules.

4.     Repurchases of securities on the HKSE or otherwise must be reported to the HKSE in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the company makes a repurchase of shares (whether on the HKSE or otherwise). In addition, a company's annual report and accounts are required to disclose a monthly breakdown of securities repurchases made during the financial year under review, showing the number of securities repurchased each month (whether on the HKSE or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors' report is also required to contain reference to the purchases made during the year and the directors' reasons for making such purchases.

5.     A company is prohibited from knowingly repurchasing securities on the HKSE from a “connected person” (as defined in the HKSE listing rules) and a connected person shall not knowingly sell securities in the company to that company on the HKSE.

The Repurchase Mandate will expire at the earlier of:

1.     the conclusion of the Company’s next annual general meeting of shareholders (unless the Repurchase Mandate is renewed at that meeting);

2.     the expiry of the period within which the Company is required by law or the Company’s Articles of Association to hold its next annual general meeting of shareholders; or

3.     the variation or revocation of the Repurchase Mandate by an ordinary resolution of the Company’s shareholders in a general meeting.

Repurchases of Ordinary Shares will only be made when the Board believes that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share. On the other hand, there may be a material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is exercised in full. However, the Board does not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing ratio which in the opinion of the Board are from time to time appropriate for the Company.

In repurchasing Ordinary Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the applicable laws and regulations of the Cayman Islands. The Company may not repurchase securities on the HKSE for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the HKSE from time to time.

The Company’s directors have undertaken to the HKSE that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the HKSE listing rules and the applicable laws and regulations of the Cayman Islands.

If Proposals 2 and 3 are approved at the Meeting, the Board of Directors will have the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time as long as the Repurchase Mandate remains in effect.

The Board believes that this Repurchase Mandate is customary for many HKSE-listed companies and would provide necessary flexibility for the Company to conduct its normal business activities.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RENEWAL OF THE REPURCHASE MANDATE. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE REPURCHASE MANDATE. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “-- VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 4     APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

The approval and adoption by the Shareholders of the financial statements and the auditors' report for the fiscal year ended December 31, 2005 are being solicited. The financial statements and the auditors' report for the fiscal year ended December 31, 2005 appear in the Report to Shareholders.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “-- VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 5:     APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Deloitte & Touche as independent auditors of the Company for the fiscal year ending December 31, 2006, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “-- VOTING BY HOLDERS OF ADSs” ABOVE.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, ADS depositary, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: April 29, 2006

O2MICRO International Limited
(incorporated in the Cayman Islands with limited liability)
(Stock code: 457)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON JUNE 15, 2006
(or any adjournment thereof)

I/We1 _____________________________________________________________________
of ________________________________________________________________________
being the registered holder(s) of 2 _______________________________________________
share(s) of HK$0.00002 each in the capital of O2Micro International Holdings Limited (the “Company”), HEREBY APPOINT (1) STERLING DU or failing him, JAMES ELVIN KEIM or  (2) if you wish to appoint your own proxy ____________________________________(fill in name of proxy of undersigned’s choice) or failing him, STERLING DU, to act as my/our proxy to attend and vote for me/us and on my/our behalf at the meeting to be held on June 15, 2006 (the “Meeting”) at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 pm, local time, or any adjournment thereof, for the purpose of considering, if thought fit, passing with or without modifications, the proposed ordinary resolution as set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit and on any other resolution properly put to the Meeting.

RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1. To re-elect James Elvin Keim and Lawrence Lai-Fu Lin as Class II directors for a three-year term.

2. To approve and adopt a general mandate (the “Sale Mandate”) to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of: (i) 20% of the total nominal amount of the share capital of our company in issue and to be issued; and (ii) the total amount of the share capital of our company repurchased by us (if any) pursuant to the Repurchase Mandate (described in Proposal No. 3) following the grant of the Sale Mandate; with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

3. To approve and adopt a general mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

4. To approve and adopt the financial statements and the auditor’s report for the fiscal year ended December 31, 2005 in the form included in the Report to Shareholders.
5. To ratify and approve the retention of Deloitte & Touche as the Company’s independent auditors for fiscal year of 2006.

Dated: _______________________   Signature(s)4__________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

2. Please insert the number of shares of HK$0.0002 each in the capital of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE BOX MARKED “ABSTAIN”. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting (or any adjournment thereof) other than those referred to in the notice convening the Meeting.

4. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or other person duly authorized.

5. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company’s branch share registrar at 46/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

6. Where there are joint holders of any share of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

7. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

8. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

9. Completion and deposit of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

2

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

X Votes must be indicated (x) in Black or Blue ink.

	FOR ALL NOMINEES	WITHHELD FROM ALL NOMINEES
1. Election of Directors Election of two Class II Directors for a three-year term: Nominees: (01) James Elvin Keim, (02) Lawrence Lai-Fu Lin	☐	☐

FOR, all nominees except as noted above

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

O2MICRO INTERNATIONAL LIMITED

Instructions to The Bank of New York, as Depositary
(Must be received prior to the 5:00 p.m. (New York City time) on June 5, 2006)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 27, 2006 at the Annual General Meeting of the Shareholders of O2Micro International Limited to be held on June 15, 2006 in the Cayman Islands.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND PROPOSALS 2, 3, 4 AND 5.

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2, 3, 4 AND 5.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.